UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

 VIRTUALSCOPICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928269-10-9

(CUSIP Number)

William Taranto, Manager / President

Merck Global Health Innovation Fund, LLC

One Merck Drive

Whitehouse Station, NJ 08889

908-740-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Global Health Innovation Fund, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 196,077*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 249,107**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,107**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 7.6%**

14.	Type of Reporting Person OO

*Represents the Common Stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by GHI.  Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

**Represents the shares of Common Stock into which the Preferred Stock beneficially owned by the Reporting Persons may be converted. Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Sharp & Dohme Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 196,077*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 249,107**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,107**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 7.6%**

14.	Type of Reporting Person CO

*Represents the Common Stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by GHI.  Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

**Represents the shares of Common Stock into which the Preferred Stock beneficially owned by the Reporting Persons may be converted. Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck & Co., Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 196,077*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 249,107**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,107**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 7.6%**

14.	Type of Reporting Person CO

*Represents the Common Stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by GHI.  Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

**Represents the shares of Common Stock into which the Preferred Stock beneficially owned by the Reporting Persons may be converted. Does not include 136,132 shares of Common Stock that may be acquired upon exercise of Warrants held by GHI that are out of the money.

This Amendment No. 1 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 13, 2012. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as originally filed.

Item 2.	Identity and Background

This Schedule 13D is being filed by Merck Global Health Innovation Fund, LLC (the “GHI”), Merck Sharp & Dohme Corp. (“MSD”) and Merck & Co., Inc. (“Merck” and, together with the Purchaser and MSD, the “Reporting Persons”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Purchaser, MSD and Merck.

Item 4.	Purpose of Transaction

Tender Offer.

As of March 25, 2016, the Issuer entered into a merger agreement (as it may be amended from time to time, the “Merger Agreement”) with BioTelemetry Research Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of BioTelemetry, Inc., a Delaware corporation (“BioTelemetry”). Pursuant to the Merger Agreement the Purchaser has made an offer (the “Offer”) to purchase for cash all of the outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C-1 Preferred Stock. The price offered for the Series C-1 Preferred Stock, all of which is held by GHI, is $920.00 per share (the “Offer Price”). The terms of the Offer are described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and BioTelemetry with the Securities and Exchange Commission (the “SEC”) on April 8, 2016.

Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 5:00 p.m., New York City time, on May 9, 2016.

As a result of the Merger, the shares of Common Stock will cease to be publicly held and the Issuer will become a wholly-owned subsidiary of BioTelemetry.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Schedule TO (including the exhibits attached thereto) and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 25, 2016.

Support Agreement

Concurrently with the execution of the Merger Agreement, GHI entered into a tender and support agreement with BioTelemetry and the Purchaser (the “Support Agreement”). Pursuant to the Support Agreement, GHI has agreed to tender 3,000 Series C-1 Preferred Shares (the “GHI Shares”) into the Offer, representing 100% of the Series C-1 Preferred Shares outstanding as of March 25, 2016.

Under the Support Agreement, GHI has agreed (i) to promptly validly tender (or cause to be validly tendered) into the Offer all of the GHI Shares and (ii) if GHI acquires beneficial ownership of any additional outstanding securities of the Issuer during the period from March 25, 2016 through the date upon which the Support Agreement terminates in accordance with its terms (the “Support Period”), to promptly and validly tender (or cause to be validly tendered) into the Offer such additional shares (in each case, subject to certain exceptions, free and clear of any liens or restrictions). GHI has also agreed not to withdraw the GHI Shares from the Offer at any time unless the Support Agreement has been terminated as described below.

In addition, GHI has agreed, during the Support Period, to vote (or cause to be voted) any outstanding securities it beneficially owns (i) in favor or the Merger and the Merger Agreement and (ii) against approval of any (x) Company Takeover Proposal (as defined in the Merger Agreement), (y) reorganization, recapitalization, dissolution, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer (other than the Merger) or (z) corporate action the consummation of which would prevent or materially delay the consummation, of any of the transactions contemplated by the Support Agreement and the Merger Agreement. In addition, GHI has agreed (i) during the Support Period, to vote the GHI Shares in favor of any amendment to the Issuer’s certificate of incorporation, including the Certificate of Designation effected or deemed to be effected in connection with the Merger, (ii) not to treat the Merger, the Offer or the other transactions contemplated by the Merger Agreement as a “Deemed Liquidation Event” (as defined in the Series C-1 Certificate of Designation), and (iii) agreed to take all action reasonably requested in writing by the Issuer so that, as of the Effective Time, Series C Warrants to purchase 136,132 Common Shares held by GHI shall, by virtue of the Merger, and without any action on the part of BioTelemetry, Purchaser or the Issuer, automatically be cancelled and terminated and cease to exist and no consideration shall be delivered or deliverable in exchange therefor. GHI has granted an irrevocable proxy to BioTelemetry to vote, express consent or dissent, or otherwise utilize such voting power in the manner described in this paragraph as BioTelemetry or its proxy or substitute deems, in BioTelemetry’s sole discretion, proper with respect to the securities of the Issuer held by GHI.

The Support Agreement, and all rights and obligations of BioTelemetry, Purchaser and GHI under the Support Agreement, except for certain customary provisions that survive termination, will terminate on the earliest of:

•	the effective time of the Merger;

•	the termination of the Merger Agreement in accordance with its terms;

•	any Adverse Recommendation Change (as defined in the Merger Agreement) made in accordance with the Merger Agreement;

•	the acquisition by BioTelemetry of all of the outstanding Shares or Series C-1 Preferred Shares, as the case may be, beneficially owned by GHI, whether pursuant to the Offer or otherwise; or

•	the entry, without the prior written consent of GHI, into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that reduces the amount, changes the form or otherwise adversely effects the consideration payable to GHI under the Merger Agreement as in effect on March 25, 2016.

 The foregoing summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 1 to this Amendment No. 1 and incorporated herein by reference.

Other

In the event that the securities of the Issuer beneficially owned by the Reporting Persons are not sold pursuant to the terms of the Offer or otherwise, the Reporting Persons intend to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Amendment No. 1, or pursuant to the transactions contemplated by the Merger Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

However, in the event that the securities of the Issuer beneficially owned by the Reporting Persons are not sold pursuant to the terms of the Offer or otherwise, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

(a) As a result of their direct and indirect ownership of the Purchaser, each of MSD and Merck may be deemed to share beneficial ownership of the GHI Shares. Prior to conversion of the GHI Shares, as a result of the voting rights associated with the GHI Shares,  the Reporting Persons have voting power equal to 196,077 shares of Common Stock. The Common Stock voting rights of the Series C-1 Preferred Stock represent 6.11% of the total number of shares of Common Stock treated as outstanding for purposes of such voting.   The GHI Shares are convertible into 249,107 shares of Common Stock, which would represent 7.6% of the shares of Common Stock treated as outstanding for purposes of that percentage calculation, assuming that the Series C Warrants held by GHI are not exercised.

The Reporting Persons may also be deemed to beneficially own 136,132 the shares of Common Stock which may be acquired upon exercise of the Series C Warrants held by GHI. The Reporting Persons disclaim beneficial ownership of such shares; the Warrants are “out of the money” since the the exercise price of the Warrants exceeds the current market price of the Common Stock and will be cancelled for no consideration by virtue of the Merger.

The ownership percentages set forth in this Amendment No. 1 are based on 3,010,789 shares of Common Stock outstanding as of March 24, 2016, according to information provided by the Issuer.

(b) Each of the Reporting Persons has shared power to vote or direct the vote of the 196,077 votes that may be cast in actions taken by common stockholders prior to conversion of the GHI Shares or 249,107 shares after conversion. Each of the Reporting Persons has shared power to direct the disposition of the GHI Shares and the 249,107 shares of Common Stock into which they may be converted.

 (c)  To the best knowledge of the Reporting Persons, none of the Reporting Persons nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in securities of the Issuer during the past 60 days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Series C Preferred Stock, so long as the number of shares of Common Stock into which the outstanding shares of Series C Preferred Stock can be converted represent more than 5% of the shares of Common Stock that would be outstanding after such conversion, the holder is entitled to designate one director. Andrew Levitch, a former officer of Merck and a current consultant to GHI, has been designated to serve on the board of directors of the Issuer by GHI as the sole holder of outstanding Series C Preferred Stock.

Concurrently with the execution of the Merger Agreement, GHI entered into the Support Agreement described in Item 4.

Item 7.  Material to Be Filed as Exhibits

1.	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Merck Global Health Innovations Fund, LLC. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by BioTelemetry Research Acquisition Corporation and BioTelemetry, Inc. with the Securities and Exchange Commission on April 8, 2016).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of April, 2016.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK SHARP & DOHME CORP.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK & CO., INC.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Senior Assistant Secretary

SCHEDULE A

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of the Reporting Persons is set forth below.

Merck Global Health Innovation Fund, LLC

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Clark Golestani	Manager	One Merck Drive Whitehouse Station, NJ 08889-0100	USA
Michael J. Holston	Manager	One Merck Drive Whitehouse Station, NJ 08889-0100	USA
Joseph Miletich	Manager	One Merck Drive Whitehouse Station, NJ 08889-0100	USA
Michael Rosenblatt	Manager	One Merck Drive Whitehouse Station, NJ 08889-0100	USA
Arthur Ceconi, Jr.	Vice President, Tax	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Donna Daidone-Yahara	Assistant Vice President, Finance	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Katie Fedosz	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Jon Filderman	Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Jay Galeota	Manager / Vice President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Robert Davis	Manager / Vice President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Juanita Lee	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark E. McDonough	Vice President and Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Joseph Promo	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark Simon	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
William J. Taranto	Manager / President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Kathleen Nicastro	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Merck Sharp & Dohme Corp.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Rita Karachun	Director / President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Jon Filderman	Director / Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Robert McGovern	Vice President, Tax	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Katie Fedosz	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Arthur Ceconi, Jr.	Assistant Secretary, Tax	One Merck Drive Whitehouse Station, NJ 08889-0100	USA
Juanita Lee	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark E. McDonough	Director / Vice President and Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Joseph Promo	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark Simon	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Kathleen Nicastro	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Merck & Co., Inc.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Kenneth C. Frazier	Chairman, President and Chief Executive Officer / Director, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Adele D. Ambrose	Senior Vice President and Chief Communications Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Sanat Chattopadhyay	Executive Vice President and President, Merck Manufacturing Division (“MMD”), Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Robert M. Davis	Executive Vice President and Chief Financial Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Richard R. DeLuca, Jr.	Executive Vice President and President, Merck Animal Health	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Julie L. Gerberding	Executive Vice President for Strategic Communications, Global Public Policy and Population Health, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Clark Golestani	Executive Vice President and Chief Information Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mirian M. Graddick-Weir	Executive Vice President, Human Resources, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael J. Holston	Executive Vice President and General Counsel, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rita A. Karachun	Senior Vice President Finance-Global Controller, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Roger M. Perlmutter	Executive Vice President and President, Merck Research Laboratories, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael Rosenblatt	Executive Vice President and Chief Medical Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Adam H. Schechter	Executive Vice President and President, Global Human Health, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Leslie A. Brun	Chairman and Chief Executive Officer, Sarr Group, LLC	Sarr Group, LLC 435 Devon Park Drive, 700 Building, Wayne, PA 19087	USA
Thomas R. Cech	Investigator, Howard Hughes Medical Institute and Faculty, University of Colorado.	University of Colorado at Boulder, Dept. of Chemistry and Biochemistry, University Chemistry Building 215, Boulder, CO 80309-0215	USA
Pamela J. Craig	Retired Chief Financial Officer of Accenture PLC	c/o Merck & Co., Inc. 2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Thomas H. Glocer	Retired Chief Executive Officer, Thomson Reuters Corporation	845 Third Avenue, 4th Floor, New York, NY 10022	USA
William B. Harrison, Jr.	Retired Chairman of the Board, JPMorgan Chase & Co.	J.P. Morgan Chase & Co., 277 Park Avenue, 35th Floor, New York, NY 10172-0003	USA
C. Robert Kidder	Former Chairman and Chief Executive Officer, 3Stone Advisors LLC	191 West Nationwide Boulevard, Suite 600, Columbus, OH 43215	USA
Rochelle B. Lazarus	Chairman, Ogilvy & Mather Worldwide	Ogilvy & Mather 636 11th Avenue, New York, NY 10036-2010	USA
Carlos E. Represas	Retired Chairman, Grupo Nestle Mexico	Av. Ejercito Nacional No. 453, Colonia Granada, 11520 Mexico, D.F., Mexico	Mexico & Spain
Paul B. Rothman	Dean and Chief Executive Officer, John Hopkins Medicine	Johns Hopkins Medicine, 733 N. Broadway, Suite 100, Baltimore, MD 21205-2196	USA
Patricia F. Russo	Retired Chief Executive Officer and Director, Alcatel-Lucent	Alcatel-Lucent, 600 Mountain Avenue, Murray Hill, NJ 07974	USA
Craig B. Thompson	President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center	Memorial Sloan-Kettering Cancer Center, 1275 York Avenue, New York, NY 10065	USA
Wendell P. Weeks	President, Chairman and Chief Executive Officer, Corning Incorporated	Corning Incorporated 1 Riverfront Plaza, Corning, NY 14831-0001	USA
Peter C. Wendell	Managing Director, Sierra Ventures	Sierra Ventures 1400 Fashion Island Blvd., Suite 1010, San Mateo, CA 94404	USA

EXHIBIT INDEX

1.	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Merck Global Health Innovations Fund, LLC. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by BioTelemetry Research Acquisition Corporation and BioTelemetry, Inc. with the Securities and Exchange Commission on April 8, 2016).